

October 26, 2010

Donald A. Merril, Vice President and Chief Financial Officer
Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301

>   **Re: Myers Industries, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **File No. 1-8524**

Dear Mr. Merril:

        We have read your response to our comment letter dated October 8, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

        After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

Critical Accounting Policies – Goodwill, page 27

Based on your response to prior comment two, we note that you have four reporting segments and that each reporting segment has one reporting unit. However, based on the Industry Segment disclosures in the notes to your financial statements of your Form 10-K for the year ended December 31, 2009, we also note that your reportable segments include "business units" that have been aggregated based on criteria that appear to be similar to the aggregation criteria set forth in ASC 280-10-50-11. Please tell us if your reportable segments include "operating segments" that have been aggregated. If they do not, please clarify that fact in future filings. If they do, please explain to us how the identification of your reporting units complies with ASC 350-20-35 since it requires a reporting unit to be an operating segment or one level below an operating segment.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief